Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

06013628

Superior Plus

RECEIVED

SUPPL

NEWS

TSX: SPF.UN

2006 MAY 18 P 12:44

For Immediate Release

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Financial Advisors Retained to Assist in Strategic Review Process

Calgary, May 11, 2006...Superior Plus Income Fund (the "Fund") and Superior Plus Inc. ("Superior") announced today that RBC Capital Markets and TD Securities have been engaged as financial co-advisors to assist the Strategic Review Committee of the Board in identifying the best possible alternatives to maximize unitholder value and to execute on that strategy.

As reported in the news release dated April 24, 2006, the strategic review has been launched due to anticipated weakness in the operating results of ERCO Worldwide over the medium term, one of the principal businesses of the Fund, as well as due to the reduction of the Fund's monthly distribution, and the weakness in the Fund's unit price.

In commenting on the engagement of the financial advisors, Grant Billing, Executive Chairman of Superior, stated: "With the outside expertise of our financial advisors, we will now commence the strategic review process by undertaking a comprehensive review of each of our businesses and our corporate structure, which we would expect to be completed by the end of the second quarter. We believe that we have five valuable businesses with experienced operating management teams and unitholders will be kept informed as we have material developments to disclose."

About the Fund

The Fund holds 100% of Superior Plus Inc., which has five different businesses. The Fund's operating distributable cash flow by business for the year ended December 31, 2005 after giving effect to the acquisition of JW Aluminum, as if it had been acquired January 1, 2005, is as follows:

- 35% Superior Propane, Canada's largest distributor of propane, related products and services;
- 35% ERCO Worldwide, a provider of specialty chemicals and related technology;
- 17% JW Aluminum, a manufacturer of specialty flat-rolled aluminum products;
- 11% Winroc, a distributor of specialty construction products to the walls and ceilings construction industry; and
- 2% Superior Energy Management, a fixed price natural gas retailer.

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	85.5 million
SPF.db	8% Debentures, Series 1	$ 8.1 million principal amount
SPF.db.a	8% Debentures, Series 2	$ 59.0 million principal amount
SPF.db.b	5.75% Debentures	$174.9 million principal amount
SPF.db.c	5.85% Debentures	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

W. Mark Schweitzer
Executive Vice-President and CFO
Phone: (403) 218-2952 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Theresia R. Reisch
Vice-President, Investor Relations & Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com

dlw 5/23

***Forward Looking Statements**: Certain information included herein is forward-looking. Forward-looking statements include, without limitation, statements regarding the future financial position, business strategy, budgets, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving the Fund and Superior. Many of these statements can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues", or similar words. The Fund and Superior believe the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.*

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described in the Fund's annual report, renewal annual information form and other continuous disclosure documents. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Fund's or Superior's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation, except as required under applicable law, to publicly update or revise such statements to reflect new information, subsequent or otherwise.